Exhibit 1

Oi S.A. – In Judicial Reorganization CNPJ/MF nº 76.535.764/0001-43 NIRE 33.3.0029520-8 Publicly-Held Company

NOTICE TO THE MARKET

Creditors Settlement Program

Oi S.A. – In Judicial Reorganization (“Company”) informs its shareholders and the market in general that, as authorized by the Judicial Reorganization court and the “Notice to the Creditors” published on the date hereof in the media publications “O Globo” and “Folha de São Paulo,” we will initiate, as of June 26, 2017, the creditors settlement program for the creditors of the Oi Companies included in the Creditors List presented by the Brazilian Judicial Administrator, published on May 29, 2017 (“Oi Creditor” and “Creditors Settlement Program,” respectively).

The Creditors Settlement Program sets out pre-payment by the Oi Group of 90% of the credit amount for Oi Creditors whose credit is less than or equal to R$50,000.00, upon acceptance by the Oi Creditor to the agreement and certain terms and conditions set out in the Creditors Settlement Program. The remaining 10% of such credit will be received after the confirmation of the reorganization plan (the “Plan”). Oi Creditors whose credit is more than R$50,000.00 shall also be entitled to agree to the Creditors Settlement Program, in which case they shall receive a R$50,000.00 pre-payment, upon acceptance by the Oi Creditor to the agreement and to certain terms and conditions set out in the Creditors Settlement Program and the exceeding credit amount will be paid as set out in the Plan. The Creditors Settlement Program proposed by the Oi Group will benefit the participating Oi Creditors given that it enables the pre-payment of part of the amount which is object of the program.

More information on the Creditors Settlement Program can be found in the Notice to the Creditors and at www.credor.oi.com.br, which can be accessed as of June 26, 2017, or at the Oi Group’s judicial reorganization website www.recjud.com.br.

Rio de Janeiro, June 23, 2017.

Oi S.A. – In Judicial Reorganization

Ricardo Malavazi Martins

Chief Financial Officer and Investor Relations

Important Information:

The Creditors Settlement Program does not constitute an offer to buy or a solicitation of an offer to sell any securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction. As a result, your ability to participate in the Creditors Settlement Program may be limited if the laws of the jurisdiction in which you are resident or domiciled prevent our permitting you to participate in the Creditors Settlement Program.